AB* 6/24

UNITED S
SECURITIES AND EXCH
Washington,]

09041764

SEC
Mail Processing
Section

JUN 18 2009

Washington, DC
124

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SEC FILE NUMBER
8-18173

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **May 1, 2008** (MM/DD/YY) AND ENDING **April 30, 2009** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cronin & Co., Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Nicollet Mall, Suite 2520
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RaNae Martinson **612-339-8561**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, RaNae Martinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cronin & Co., Inc. and Subsidiary as of April 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RaNae Martinson
Signature

Controller
Title

Andrea Ann McLaughlin
Notary Public

ANDREA ANN MCLAUGHLIN
Notary Public-Minnesota
My Commission Expires Jan 31, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

CRONIN & CO., INC. AND SUBSIDIARY

We have audited the statements of financial condition of Cronin & Co., Inc. and Subsidiary (the Company) as of April 30, 2009 and 2008 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Cronin & Co., Inc. and Subsidiary as of April 30, 2009 and in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.
Minneapolis, Minnesota
June 11, 2009

CRONIN & CO., INC. AND SUBSIDIARY

STATEMENTS OF FINANCIAL CONDITION

April 30, 2009 and 2008

		2009		2008
ASSETS				
Cash and cash equivalents	$	583,303	$	208,510
Deposits for securities underwriting		-		80,000
Interest receivable		23,565		33,639
Securities inventory, at market		2,983,168		3,583,390
Receivable from clearing organization		419,301		-
Property and equipment, at cost, less accumulated depreciation		42,687		56,375
Other assets		128,900		125,507
Deferred taxes		3,000		6,000
TOTAL ASSETS	$	4,183,924	$	4,093,421
LIABILITIES				
Accrued expenses	$	39,796	$	43,041
Payable to clearing organization		-		914,501
Accrued compensation and benefits		1,407,358		509,098
Income taxes payable		26,498		53,680
TOTAL LIABILITIES		1,473,652		1,520,320
STOCKHOLDERS' EQUITY				
CAPITAL CONTRIBUTED				
Common stock, par value $1, authorized 26,710 shares, issued and outstanding 6,919 and 7,809 shares, respectively		6,919		7,809
Additional paid-in capital		801,282		806,644
Notes receivable from stockholders		(98,801)		(244,811)
TOTAL CAPITAL CONTRIBUTED		709,400		569,642
RETAINED EARNINGS		2,000,872		2,003,459
TOTAL STOCKHOLDERS' EQUITY		2,710,272		2,573,101
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	4,183,924	$	4,093,421

See Notes to Financial Statements

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies

Nature of business - Cronin & Co., Inc. and Subsidiary (the Company) was incorporated in 1974. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company engages in the business of acting as a dealer in municipal bonds and other fixed-income securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company guarantees to its clearing firm the performance of every customer transaction it introduces to the clearing firm. The Company also acts as an underwriter, co-underwriter, and selling group participant of competitive and negotiated municipal bond offerings. Additionally, the Company is permitted to trade securities for its own account. The Company's corporate offices are located in Minneapolis, Minnesota.

Financial instruments with off-balance sheet risk:

Off-balance-sheet credit and market risk - In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company records customer transactions on a settlement date basis, which is generally three business days after the trade date. Recognition of these transactions on a settlement date basis rather than trade date basis is not expected to have a material effect upon the Company's statement of financial condition.

The Company's customer securities activities are transacted on a cash basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)**

Financial instruments with off-balance sheet risk: (continued)

Concentrations of credit risk - As an introducing broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

The Company maintains cash in bank deposit accounts, which at times, may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution and there is no limit on non-interest bearing checking accounts. These limitations will revert to $100,000 on January 1, 2010.

Significant accounting policies:

Principles of consolidation - The accompanying consolidating financial statements include the accounts of the Company and its inactive wholly owned subsidiary, Cronin Asset Management, LLC. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents - For purposes of reporting the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, as cash and cash equivalents on the accompanying statements of financial condition.

Receivables and credit policies - Accounts receivable for fees, reimbursable expenses, and other services are uncollateralized customer obligations due under normal trade terms requiring payment within 60 days from the invoice date. Past due accounts receivable with invoice dates over 60 days are not charged interest.

Commissions receivable on trades processed by the clearing firm are accrued on a settlement date basis. The commissions receivable are paid to the Company as of the month end in which the commissions are earned.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)**

Significant accounting policies (continued):

Receivables and credit policies - The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At April 30, 2009, management considers all amounts collectible.

Revenue recognition:

Underwriting revenues - Underwriting revenues and fees from advisory assignments are recorded when the underlying transaction is settled under the terms of the engagement.

Security transactions - Commission income and related expenses for security transactions are recognized on the settlement date basis. There would be no material effect on the financial statements if trade execution date instead of settlement date were used.

Firm trading securities held for resale including securities owned, and any securities sold and not yet purchased, are valued at market and unrealized gains and losses are reflected in revenues from principal transactions.

Property and equipment - Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is reflected in the results of operations.

Depreciation and amortization - Depreciation and amortization of furniture and equipment is computed on the straight-line method over estimated useful lives of 3 to 8 years:

Depreciation expense was $25,000 for each of the years ended April 30, 2009 and 2008.

Impairment of long-lived assets - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets

(1) <u>Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies</u> **(Continued)**

Significant accounting policies (continued):

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

Fair value measurement definition and hierarchy - The provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS No. 157"), were effective for the Company's financial statements beginning on January 1, 2008.

SFAS No. 157 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. SFAS No. 157 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)**

Significant accounting policies (continued):

Fair value measurement definition and hierarchy (continued) - The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements:

SFAS 160 - In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160") an amendment of ARB No. 51, which provides improved comparability and transparency of financial information that a reporting entity provides in its consolidated financial statements. The guidance provides for enhanced reporting and disclosure for net income attributable to the Company and any noncontrolling interests and the ownership interests in the subsidiary. The standard affects those entities that prepare consolidated financial statements with an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is required to adopt the provisions of SFAS 160 in the fiscal year beginning May 1, 2009 and is currently evaluating the effects, if any, that this pronouncement may have on the financial statements.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)**

Significant accounting policies (continued):

SFAS 141R - In December 2007 the FASB issued SFAS No. 141R "Business Combinations." SFAS No. 141R relates to business combinations and requires the acquirer to recognize the assets required, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently assessing the impact of adopting SFAS No. 141R on its financial statements.

FIN 48-3 - In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), Accounting for Uncertainty in Income Taxes, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending April 30, 2009. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, Accounting for Contingencies. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount to be recognized.

FSP 157-2 - In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-2, *Effective Date of FASB Statement No. 157.* FSP 157-2 delays the effective date of SFAS No. 157, for nonfinancial assets and nonfinancial liabilities, except for certain items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP No. 157-2 is effective upon issuance. The adoption of FSP No. 157-2 did not have a material impact on the Partnership's financial statements.

FSP 157-3 - In October 2008 the FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.* FSP No. 157-3 clarifies that application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. FSP No.157-3 is effective upon issuance, including prior periods for which financial statements have not been issued.

(2) Receivable/ payable to clearing organization

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The amount receivable from the clearing organization relates to the aforementioned transactions and consists of excess cash held at the clearing organization. The amount payable to the clearing organization relates to the aforementioned transactions and is collateralized by securities owned by the Company.

(3) Securities owned

The following is a summary of the market value of major categories of securities owned and securities sold, not yet purchased as of April 30, 2009 and 2008:

	April 30,	
	2009	2008
Municipal bonds	$ 2,983,168	$ 3,583,390

(4) Fair value measurements

Effective January 1, 2008, we adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157), which provides a framework for measuring fair value under GAAP. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. SFAS 157 also establishes a fair value hierarchy, which prioritizes the valuation inputs into three broad levels.

	Fair Value	(Level 1)	(Level 2)	(Level 3)
April 30, 2009				
Municipal bonds	$ 2,983,168	$	$ 2,983,168	$ -
Securities inventory	$ 2,983,168	$ -	$ 2,983,168	$ -
April 30, 2008				
Municipal bonds	$ 3,583,390	$ -	$ 3,583,390	$ -
Securities inventory	$ 3,583,390	$ -	$ 3,583,390	$ -

Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Valuation techniques utilized to determine fair value are consistently applied.

(5) Property and equipment

The following is a summary of property and equipment:

	April 30, 2009		April 30, 2008	
Furniture and equipment	$	268,600	$	270,400
Less accumulated depreciation		225,900		214,000
Total property and equipment	$	42,700	$	56,400

(6) Equity

In June 2003 the Company issued 5,000 shares of stock to certain members of management in exchange for cash and promissory notes. Payments on the notes receivable are to be received in monthly installments varying from $6,600 to $3,700 over the various terms of the notes. The monthly installments include interest at 5%.

The unpaid balances on the notes are included in stockholders equity as a reduction in the equity balance.

The future principal payments to be received and outstanding are as follows:

Years Ending April 30,		
2010	$	28,100
2011		29,600
2012		31,100
2013		10,000
Total	$	98,800

During June 2008, the Company redeemed 900 shares of common stock from one of its stockholders for $324,765 in cash.

(7) Income tax expense

The components of the provision for federal and state income taxes are as follows:

	Years Ended April 30, 2009	Years Ended April 30, 2008
Current income taxes		
Federal income taxes	$ 119,000	$ 185,000
State and local income taxes	27,000	35,000
Total current income tax expense	146,000	220,000
Deferred income taxes		
Federal income taxes	2,400	(5,600)
State and local income taxes	600	(1,400)
Total deferred income tax expense	3,000	(7,000)
Total income tax expense	$ 149,000	$ 213,000

(8) Lease commitments

The Company conducts its operations in leased facilities. The non-cancelable lease agreement provides for monthly rental payments over the lease term in amounts ranging between $7,800 and $8,300, plus a proportionate share of the building's operating expenses. Rent expensed under this arrangement was $178,300 and $171,500 for the years ended April 30, 2009 and 2008, respectively.

The Company is also obligated under various operating leases for office equipment. The leases have varying terms expiring through May, 2010. Aggregate payments under these leases amount to $10,100 per month. Rents expensed under these arrangements were $148,000 and $141,000 for the years ended April 30, 2009 and 2008, respectively.

Future minimum lease payments which must be made under noncancellable leases agreements with greater than one year are as follows:

Years Ending April 30,	
2010	$ 105,900
2011	46,200
Total minimum lease payments	$ 152,100

(9) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

(10) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2009, the Company had net capital and net capital requirements of $2,430,000 and $250,000, respectively. The Company's net capital ratio was .61 to 1.

(11) Employee benefit plans

401(k) salaried savings and profit sharing plan – The Company's 401(k) salaried savings and profit sharing plan (the Plan) covers substantially all employees. The Plan allows participants to make contributions of up to 15% of their compensation not to exceed statutory limits as provided by the Internal Revenue Code. The Company matches 25% of each participant's contribution to the Plan.

The Company may also make additional 401(k) and profit sharing contributions at the discretion of the board of directors. The Company's 401(k) match and discretionary contribution totaled $28,100 and $37,500 for the years ended April 30, 2009 and 2008, respectively. In addition, as of April 30, 2009 and 2008, the Company accrued profit sharing contributions of $179,630 and $97,400, respectively.

Employee stock purchase program – The Company has an employee stock purchase program available to all employees who have been employed by the Company for at least two years, are employed by the Company for more than five months in any calendar year, and own less than 5% of the total combined voting power or value of all classes of stock. Under the program, employees could elect to withhold up to 15% of their after-tax annual compensation on an annual basis to purchase the Company's common stock. The purchase price of a share of common stock purchased by a participant is equal to 90% of the lesser of the book value on May 1 or the first day the participant becomes eligible if they are not eligible on May 1, or the book value on the purchase date, which is the last day of the quarter.

Participants in the program may discontinue payroll deductions at any time and have previously deducted funds returned to them. Also, upon termination of employment, the Company will redeem all common stock held by the terminated employee at a price equal to the book value of the stock on the date of the participant's termination. The Company has reserved 18,000 shares for issuance under the Plan. During the years ended April 30, 2009 and 2008, the Company issued ten and eight shares, respectively, at a price of $274.81 and $196.88 per share, respectively.

(12) Cash flow disclosures

The following is a summary of supplemental cash flow information:

	Years Ended April 30, 2009	Years Ended April 30, 2008
Cash paid:		
Interest	$ 34,800	$ 102,000
Income taxes	$ 173,200	$ 230,700

See report on additional information

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

CRONIN & CO., INC. AND SUBSIDIARY

We have audited the financial statements of Cronin & Co., Inc. and Subsidiary for the year ended April 30, 2009, and have issued our report thereon dated June 11, 2009. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. Those standards require that we consider Cronin & Co., Inc. and Subsidiary's internal control over financial reporting and compliance as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Cronin & Co., Inc. and Subsidiary taken as a whole.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects Cronin & Co., Inc. and Subsidiary's ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control.

Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Myer Hoffman McCann P.C.

Minneapolis, Minnesota
June 11, 2009